SECURITIES AND EXCHANGE COMMISSION

06002682

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SEC FILE NUMBER
8 - 50251

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH, D.C. 192

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tennenbaum Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2951 28th Street, Suite 1000
(No. and Street)

Santa Monica	California	90405
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark K. Holdsworth (310) 566-1005
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500	Beverly Hills	California	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED APR 21 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/20/06

OATH OR AFFIRMATION

I, Mark K. Holdsworth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tennenbaum Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California)
)ss.:
County of Los Angeles)

Subscribed and sworn to before me on this 16th day of February, 2006, by Mark Holdsworth , personally known to me to be the person who appeared before me.

Signature of Notary Public

LENG KY VUONG
COMM. # 1427303
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. JUNE 29, 2007

Title of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: February 16, 2006

Number of Pages: one (double-sided)

TENNENBAUM SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

TENNENBAUM SECURITIES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, Suite 500
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of Tennenbaum Securities, LLC

We have audited the accompanying statement of financial condition of Tennenbaum Securities, LLC (the Company) as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Tennenbaum Securities, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 1, 2006

TENNENBAUM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash and cash equivalent	$	9,844
Interest receivable		46
Prepaid expense		3,320
	$	13,210
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accrued expenses	$	8,500
Members' equity		4,710
	$	13,210

See accompanying notes to financial statement.

1. Nature of business

Tennenbaum Securities, LLC (the Company), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

2. Summary of significant accounting policies

Cash Equivalent

The Company considers its investment in a short-term money market fund to be a cash equivalent.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed as a partnership for federal and state tax purposes whereby taxable income (loss) is reported by the Company's members.

3. Net capital requirement

The Company is subject to SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital, maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital is $1,147, which is $3,853 below its minimum net capital requirement of $5,000. To correct its minimum net capital requirement deficiency, the Company's members contributed $15,000 on January 23, 2006.

There are no differences between net capital as reported above and net capital reported in Focus Report Form X-17A-5 Part IIA at December 31, 2005.

4. Related party transactions

Tennenbaum & Co., LLC (the Parent) owns 98% of the Company. The Company reimburses Tennenbaum Capital Partners, LLC (an affiliate of the Parent) for its share of consulting and other office expenses. The total of such expenses equals $1,860 for the year ended December 31, 2005.